KIRKLAND LAKE GOLD ANNOUNCES RETIREMENT OF NON-EXECUTIVE CHAIRMAN

Toronto, Ontario – March 25, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) announced today that Eric Sprott, Chairman of the Company’s Board of Directors (the “Chairman”) will retire as Chairman and a member of the Board following the Company’s 2019 Annual General Meeting of Shareholders (“AGM”) on May 7, 2019 (the “AGM”). Mr Sprott has served as the Chairman of the Board since November 2016 and was the Chair of Kirkland Lake Gold Inc. since February 2015.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “I consider myself very fortunate to have had the opportunity to work with Eric over the last 2.5 years. Not only is he a great business leader with an accurate and informed view of the market, he has been a mentor and confidant to me, providing solid advice and direction. I will certainly miss our early morning calls and meetings. During his tenure as Chairman, Kirkland Lake Gold has emerged as a top performing gold company, one that is well positioned for continued growth and value creation in the years to come. On behalf of the Company’s Board of Directors, management, employees and stakeholders, I would like to express our thanks to Eric for his dedication and leadership over the past five years and wish him all the best in his retirement. As we advance our growth plans, we look forward to receiving his continued input and support.”

Eric Sprott, Chairman of the Board said, “During the past five years, we have succeeded in creating a truly unique gold company which continues to have significant upside potential. While I have decided that now is the right time for my retirement, I fully expect to remain a very interested and engaged shareholder of the Company.”

The Board has determined that following the retirement of Mr. Sprott, Mr. Jeff Parr will assume the role as Interim Chairman of the Board, pending his re-election to the Board at the AGM. Mr. Parr has served as a director of the Company since November 2016 and was previously a director of Kirkland Lake Gold Inc. from October 2014. As an independent director, Mr. Parr is currently the Chair of the Audit Committee, and serves on both the Compensation and Technical Committees.

Mr. Parr is a Chartered Professional Accountant (CPA, CA 1984) and has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company’s Executive Vice President. He is also a member of the Board and Chair of the Audit Committee of Discovery Metals Corp. He is a member of the Canadian Institute of Chartered Professional Accountants and has obtained the ICD.D designation from the Institute of Corporate Directors.

Following the AGM, the Corporate Governance and Nominating Committee will commence a review of the composition of the Board to determine whether the size of the Board should be increased and, where appropriate, nominate suitable candidates.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 920,000 – 1,000,000 ounces in 2019, 930,000 – 1,010,000 ounces in 2020 and 995,000 – 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and, in this press release, include information regarding the retirement of the Chairman of the Board and the potential nomination of additional candidates to the Board in future.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Canadian and Australian operations; the potential anticipated annual increase in production; future exploration activities; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2017 and the annual consolidated financial statements and related MD&A for the period ended December 31, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Website : www.klgold.com